March 12, 2007

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

Washington, D.C. 20549

Attn:	Melissa Hauber
Larry Spirgel
Carlos Pacho

Re:	BigBand Networks, Inc.
Registration Statement on Form S-1 (File No. 333-139652)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby join in the request of BigBand Networks, Inc. that the effectiveness of the above-captioned registration statement be accelerated so that it becomes effective at 4:00 P.M. E.D.T. on Wednesday, March 14, 2007, or as soon thereafter as practicable.

In connection with Rule 460 under the Securities Act, please be advised that, during the period from February 26, 2007 to the date of this letter, we have effected approximately the following distribution of copies of the Preliminary Prospectus dated February 26, 2007:

Number of prospectuses distributed to underwriters:	approximately 3,800
Number of prospectuses distributed to institutional investors:	approximately 2,676
Number of prospectuses distributed to others:	approximately 5,437

The undersigned have and will, and each participating underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

(Signature page follows)

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

MERRILL LYNCH, PIERCE, FENNER & SMITH

                              INCORPORATED

JEFFERIES & COMPANY, INC.

COWEN & COMPANY, LLC

THINKEQUITY PARTNERS LLC

Acting severally on behalf of themselves, and severally on behalf of the several Underwriters named in SCHEDULE II to the Underwriting Agreement

By:	Morgan Stanley & Co. Incorporated

By:	/s/ William R. Salisbury
	Name:	William R. Salisbury
	Title:	Managing Director

By:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Manish Sarin
	Name:	Manish Sarin
	Title:	Vice President

cc:	Amir Bassan-Eskenazi

BigBand Networks, Inc.

Jeffrey D. Saper, Esq.

J. Robert Suffoletta, Esq.

Craig N. Lang, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

Christopher L. Kaufman, Esq.

Tad J. Freese, Esq.

Latham & Watkins LLP

(Signature page to request for acceleration of effectiveness)